FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, January 20, 2021

Ger. Gen. N°02 /2021

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      Significant Event

Dear Sir,

Pursuant to articles 9th and 10th, second paragraph, of Law No. 18,045, and in accordance with General Regulation No. 30 of the Financial Market Commission, and in use of the authorities which I have been granted, I hereby inform to you, as significant event related to the businesses of Enel Generación Chile S.A. (the “Company”) the following:

On the date hereof, the Company has entered into a document named Joinder, pursuant to which it has become a party of the instrument subject to foreign law named Commitment and Engagement Letter, dated December 31st, 2020, executed by, among others, Goldman Sachs & Co. LLC and Goldman Sachs Lending Partners LLC. The aforementioned instrument regulates the terms and conditions for the sale and assignment by the Company of the accounts receivable generated in its favor (the “Saldos”) under the electric energy tariff for regulated clients transitory stabilization mechanism set forth in Law No. 21,185 (the “PEC Law”), for a nominal value of up to US$ 200 million, approximately.

Those assignments of Saldos may be effected by the Company, from time to time, and subject to the fulfillment of several conditions precedent, to an unrelated entity specially incorporated for such purpose, named Chile Electricity PEC SpA (the “Purchaser”), pursuant to terms and conditions to be established in the instrument subject to foreign law denominated Sale and Purchase Agreement to be executed by and between the Company and the Purchaser.

Likewise, the Company is currently negotiating with Inter-American Investment Corporation (IDB Invest) the execution of an instrument subject to foreign law named Commitment Agreement, for the sale and assignment of Saldos to the Purchaser in the same manner mentioned above, which will be subject to the fulfillment of certain conditions. Given that such instrument remains under negotiation, on this date it is not possible to determine the committed amounts thereunder.

Considering that the potential assignments of Saldos, of the already recognized as well of those to be latterly recognized in favor of the Company by the operation of the PEC Law, are subject to the fulfillment of several conditions, it is not possible to determine the financial effects of those assignments at this date.

The Company will keep the market informed in the relevant opportunity of the execution of the Sale and Purchase Agreement, the Commitment Agreement with IDB Invest, and of any other information that is relevant for the execution of the operation.

Sincerely yours,

James Lee Stancampiano

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:  Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ James Lee Stancampiano
		Name:	James Lee Stancampiano
		Title:	Chief Executive Officer

Date: January 20, 2021